EXHIBIT 15.1

PROPERTY LOCATION MAP

ROCHESTER RESOURCES LTD.
PROPERTY LOCATION MAP OF THE

MINA REAL PROPERTY



SINALOA
DURANGO
ZACATECAS
JALISCO
JALISCO
R. Acaponeta
Huajicori
Teacapan
Hwy 15
Acaponeta
Playa Novillero
Tecuala
R. San Pedro Mezquital
Jesús María
Sierra Madre Occidental
Tuxpan
Mexcaltitán
Santiago Ixcuintla
Presa Aguamilpa
Playa Los Corchos
Jumatan
R. Grande de Santiago
TEPIC
Pacific Ocean
San Blas
Matanchen Bay
Xalisco
Sanganguey Volcano
Crater Lake
Mina Real
Platanitos
Lake Tepatiltic
Santa María del Oro
Compostela
Hwy 200
Ceboruco Volcano
Chacala
Las Varas
Chapalilla
Jaltemba Bay
Altavista
Jala
Los Toriles
N
Rincón de Guayabitos
La Peñita
Ahuacatlán
Lo de Marcos
Hwy 200
Ixtlán del Río
Hwy 15D
R. Ameca
Sayulita
Bucerias
Punta Mita
Nuevo Vallarta
Banderas Bay
PUERTO VALLARTA
0 kilometers 50
0 miles 25